SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Vasomedical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

922321104

(CUSIP Number)

Robert W. Berend
Wachtel & Masyr, LLP
110 East 59th Street
New York, New York 10022
(212) 909-9602

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1.	NAME OF REPORTING PERSON

Simon Srybnik

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b)☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7.	SOLE VOTING POWER

SHARES		0 shares

BENEFICIALLY	8.	SHARED VOTING POWER

OWNED BY		28,419,412 shares

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER

PERSON		150,000 shares

WITH	10.	SHARED DISPOSITIVE POWER

		32,705,126 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,855,126 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSON

Louis Srybnik

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7.	SOLE VOTING POWER

		0 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

		28,419,412 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

		0 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER
		32,705,126 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,705,126 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.4%

14.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSON
Kerns Manufacturing Corp.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)
11-1613018

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES	7.	SOLE VOTING POWER

		21,428,572 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

		0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

		25,714,286 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

		0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,714,286 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.3%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSON

Living Data Technology Corporation

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

11-3567847

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES	7.	SOLE VOTING POWER
		6,990,840 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER
		0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER
		6,990,840 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER
		0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,990,840 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSON

Jun Ma

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7.	SOLE VOTING POWER
		0 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER
		0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER
		150,000 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER
		0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14.	TYPE OF REPORTING PERSON
IN

1.	NAME OF REPORTING PERSON

Behnam Movaseghi

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7.	SOLE VOTING POWER
		0 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER
		0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER
		150,000 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER
		0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (as amended, the “Schedule 13D”) filed by certain of the Reporting Persons. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. This Amendment No. 1 to the Schedule 13D is filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D on June 28, 2007.

Item 2. Identity and Background

Item 2 is hereby amended, as of the date hereof, to read as follows:

(a), (b), (c) and (f). This Statement on Schedule 13D is filed on behalf of Simon Srybnik, Louis Srybnik, Kerns Manufacturing Corp. (“Kerns”), Living Data Technology Corporation (“Living Data”), Jun Ma and Behnam Movaseghi (collectively, the “Reporting Persons”). The following table sets forth the name, the state of organization or citizenship, the principal business or occupation, and the addresses of the principal business and the principal office of the Reporting Persons:

Name:	Simon Srybnik

Business Address:	c/o Kerns Manufacturing Corp.
37-14 29th Street
Long Island City, NY 11101

Principal Occupation:
Mr. Simon Srybnik is the Chairman of the Board, the Vice President, the Secretary and a director of Kerns and the President and a director of Living Data. For descriptions of the businesses of Kerns and Living Data, see below in this response of the Reporting Persons to Item 2 of this Schedule 13D.

Citizenship:	United States

Name:	Louis Srybnik

Business Address:	c/o Kerns Manufacturing Corp.
37-14 29th Street
Long Island City, NY 11101

Principal Occupation:
Mr. Louis Srybnik is the President and a director of Kerns and the Secretary, the Treasurer and a director of Living Data. For descriptions of the businesses of Kerns and Living Data, see below in this response of the Reporting Persons to Item 2 of this Schedule 13D.

Citizenship:	United States

Name:	Kerns Manufacturing Corp.

State of Organization:	New York

Principal Business:	Kerns has been a prime tier one manufacturer
of aircraft and rocket engine components and sub-assemblies for over 50 years.

Addresses of Principal
Business and Principal
Offices:	37-14 29th Street
Long Island City, NY 11101

Name:	Living Data Corporation

State of Organization:	New York

Principal Business:	Living Data develops and markets AngioNew
external counterpulsation (ECP) systems for
non-invasive treatment of cardiovascular
diseases such as angina and CHF.

Address of Principal
Business:	140 53rd Street
Brooklyn, NY 11232

Address of Principal
Office:	37-14 29th Street
Long Island City, NY 11101

Name:	Jun Ma

Business Address:	c/o Living Data Technology Corporation
37-14 29th Street
Long Island City, NY 11101

Principal Occupation:
Mr. Ma is a consultant, a major client of whose is Living Data. He also occasionally consults for Kerns. For descriptions of the businesses of Kerns and Living Data, see above in this response of the Reporting Persons to Item 2 of this Schedule 13D.

Citizenship:	United States

Name:	Behnam Movaseghi

Business Address:	c/o Kerns Manufacturing Corp.
37-14 29th Street
Long Island City, NY 11101

Principal Occupation:	Mr. Behnam Movaseghi is the Treasurer of Kerns.

For a description of the business of Kerns, see above in this response of the Reporting Persons to Item 2 of this Schedule 13D.

(d) - (e). During the five years prior to the date hereof, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended, as of the date hereof, to add the following as a third paragraph:

On July 26, 2007, the Issuer granted to each of Messrs. Simon Srybnik, Ma and Movaseghi, three of the Reporting Persons, an option expiring July 25, 2017 (individually, an “Option” and collectively, the “Options”) to purchase 150,000 shares of the Common Stock at $0.12 per share in consideration of each’s services as a director of the Issuer. The Options were granted pursuant to the Issuer’s 2004 Stock Option and Stock Issuance Plan (the “2004 Stock Plan”). A copy of the 2004 Stock Plan is filed (by incorporation by reference) as Exhibit F to this Schedule 13D and is incorporated herein by this reference.

Item 4. Purpose of the Transaction

Item 4 is hereby amended, as of the date hereof, to read as follows:

Both the Issuer and Living Data are engaged in the same business of furnishing external counterpulsation (ECP) systems for non-invasive treatment of cardiovascular diseases. The management of both corporations concluded, after discussions with each other, that combining marketing operations in the United States through the Issuer and giving all manufacturing responsibility to Living Data were in the best interests of both corporations. In order to meet the Issuer’s then current cash requirements, Kerns, an affiliate of Living Data, agreed to purchase the Issuer’s securities as described in subsection (A) of the response of the Reporting Persons’ to this Item 4 of this Schedule 13D.

In addition to the Distribution Agreement and the Supplier Agreement referred to in the Reporting Persons’ response to Item 3 of this Schedule 13D, the arrangements included the following:

(A) Of the Reporting Persons, Kerns acquired on June 21, 2007 the Kerns shares and the Warrant pursuant to a Securities Purchase Agreement dated as of June 21, 2007 (the “Securities Purchase Agreement”) by and between the Issuer and Kerns. The Warrant is exercisable at the initial exercise price of $0.08 per share, subject to adjustment in the event of stock splits, stock dividends or similar transactions or if the Issuer issues securities at a price less than the then exercise price of the Warrant. Kerns represented that it acquired the Kerns Shares and the Warrant for investment purposes.

In addition, pursuant to the Securities Purchase Agreement, the Issuer may, on and after December 31, 2007 and prior to June 30, 2008, require Kerns to purchase from the Issuer, for an aggregate purchase price of up to $1,000,000, additional shares of the Common Stock at a purchase price equal to 85% of the then Market Value of the Common Stock (as such term is defined in the Securities Purchase Agreement), but at not more than $0.09 per share. This put by the Issuer (the “Put”) may only be exercised if the Issuer furnishes Kerns with financial data reasonably satisfactory to Kerns that, on a consolidated basis, the Issuer had, for the three months prior to giving the Notice of Sale exercising the Put, either (i) income from operations or (ii) operating revenues from equipment and services exceeding $1,800,000.

Simon Srybnik and Louis Srybnik, two of the Reporting Persons, are the sole directors of Kerns and each owns 50% of the outstanding shares of Kerns. Accordingly, they have shared voting and dispositive powers with respect to the securities of the Issuer described above which were acquired by Kerns pursuant to the Securities Purchase Agreement and, as a result, may be deemed to be the co-beneficial owners of the Kerns Shares and the Warrant.

(B) Of the Reporting Persons, Living Data was issued the Living Data Shares pursuant to the Distribution Agreement. The number of shares of the Common Stock may be increased if any option excluded from the calculation of ten percent of the outstanding shares on June 21, 2007 on a fully diluted basis is exercised during the year following the closing date of June 21, 2007. Living Data represented to the Issuer that it acquired the Living Data Shares for investment purposes. Simon Srybnik and Louis Srybnik are the sole directors of Living Data and each owns 35% of the outstanding shares of Living Data, so voting together they have voting control over Living Data. Accordingly, they have shared voting and dispositive powers with respect to the Living Data Shares and, as a result, may be deemed to be the co-beneficial owners of the Living Data Shares.

(C) On July 26, 2007, the Issuer granted the Options described in the Reporting Persons’ response to Item 3 to this Schedule 13D.

(D) Pursuant to the Securities Purchase Agreement, the Issuer elected, subject to the closing thereunder which occurred on June 21, 2007, each of Simon Srybnik and Jun Ma, two of the Reporting Persons, as a director of the Issuer and agreed to nominate each of them for re-election at least two of the next annual meetings of stockholders of the Issuer. On July 10, 2007, the Issuer’s Board elected Behnam Movaseghi, a Reporting Person, as a director of the Issuer. Although, Mr. Movaseghi has no agreement with the Issuer, it is his understanding (and that of Messrs. Simon Srybnik and Ma) that the Issuer intends to nominate him for election at the next Annual Meeting of Stockholders in 2007.

(E) The Issuer has agreed in the Securities Purchase Agreement, for a period of three years, not to issue any shares of its Preferred Stock, $0.001 par value, without the consent of Kerns, which consent will not be unreasonably withheld.

Copies of the Securities Purchase Agreement, the Warrant, the Distribution Agreement and the Supplier Agreement are filed (by incorporation by reference to the Issuer’s Current Report on 8-K) as Exhibits A, B, C and D, respectively, to this Schedule 13D and are incorporated herein by this reference.

The Reporting Persons currently have no specific plans or proposals which would result in:

(a) The acquisition by any of the Reporting Persons of additional securities of the Issuer (other than compliance by Kerns with the Put if the Issuer exercises the same; when and if additional shares are issued to Living Data because an “excluded” option is exercised; when and if Kerns exercises the Warrant; and when and if each of Messrs. Simon Srybnik, Ma and Behnam Movaseghi exercises his Option), or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, including, without limitation, any merger of the Issuer and Living Data;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer (other than Messrs. Simon Srybnik, Ma and Movaseghi serving as directors as reported above), including any plans or proposals to change the number or term of directors or to fill any vacancies on the board should they occur;

(e) Any material change in the present capitalization or in the dividend policy of the Issuer (other than to support any amendment to the Issuer’s charter to increase the authorized shares of the Common Stock if necessary to permit exercises of the Put and the Warrant);

(f) Any other material change in the Issuer’s business or corporate structure (other than as contemplated by the Distribution Agreement and the Supplier Agreement);

(g) Changes in the Issuer’s charter or bylaws or other actions which might impede the acquisition of control of the Issuer by any person;

(h) Causing the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (other than seeking to list the Common Stock on the Nasdaq Stock Market (“Nasdaq”) and not continue to be traded on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. when and if the qualifications for Nasdaq are met);

(i) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended;

(j) Any action similar to any of those enumerated.

However, each of the Reporting Persons reserves the right to acquire additional shares of the Common Stock in the open market, upon exercise of warrants and options or otherwise, to suggest additional directors for election as it did with Mr. Movaseghi and/or to pursue any of the other above items which any deems appropriate. Each of the Reporting Persons also reserves the right to sell the shares that such party has purchased or has the right to purchase, including pursuant to Kerns and/or Living Data exercising its or their registration rights under the Securities Act of 1933, as amended (the “Securities Act”), granted to them by the Issuer pursuant to a Registration Rights Agreement dated as of June 21, 2007 (the “Registration Rights Agreement”). A copy of Registration Rights Agreement is filed (by incorporation by reference to the Issuer’s Current Report on Form 8-K) as Exhibit E to this Schedule 13D and is incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended, as of the date hereof, to read as follows:

(a) The Issuer has represented to Kerns that a total of 93,618,004 shares of the Common Stock were issued and outstanding as of June 22, 2007 after issuance of the Kerns Shares and the Living Data Shares. Based on such total, Messrs. Simon Srybnik and Louis Srybnik may be deemed the co-beneficial owners of an aggregate of 32,705,126 shares of the Common Stock or 33.4% of the outstanding shares as of June 22, 2007, without giving effect to the 150,000 shares of the Common Stock which Mr. Simon Srybnik may acquire when and if he exercises his Option. No effect is given to the shares of the Common Stock that may be purchased by Kerns if the Issuer exercises the Put because the Put is not currently exercisable or exercisable within 60 days of June 21, 2007 and, in any event, the number cannot be currently computed even assuming the Issuer had fulfilled the condition precedent to exercise of the Put.

(b) Kerns, as the record holder, may vote 21,428,572 shares of the Common Stock, i.e., the Kerns Shares, or 22.9% of the outstanding shares of the Common Stock as of June 22, 2007, and may dispose of (subject to compliance with the Securities Act) an aggregate of 25,714,286 shares of the Common Stock, or 26.3% of the outstanding shares of the Common Stock as of June 22, 2007. Living Data, as the record owner, may vote, and may dispose of (subject to compliance with the Securities Act, an aggregate of 6,990,840 shares of the Common Stock, i.e., the Living Data Shares, or 7.5% of the outstanding shares of the Common Stock as of June 22, 2007.

Kerns may not vote the 4,285,714 shares subject to the Warrant nor the shares of the Common Stock subject to the Put by the Issuer until the Warrant and the Put are exercised by Kerns and the Issuer, respectively. Although Kerns may transfer the Warrant subject to the compliance with the Securities Act, there is no public market for the Warrant nor is one likely to develop.

None of Messrs. Simon Srybnik, Ma and Movaseghi may dispose of his Option except by will or the laws of descent and distribution. None may vote the 150,000 shares subject to his Option until he exercises his Option.

As reported in the Reported Persons’ response to Item 4 of this Schedule 13D, Messrs. Simon and Louis Srybnik may be deemed the co-beneficial owners of the Kerns Shares, the Warrant and the Living Data Shares because they share voting and dispositive powers over such securities. As a result, they share voting power over an aggregate of 28,419,412 shares of the Common Stock, or 30.4% of the outstanding shares as of June 22, 2007, and share dispositive power over an aggregate of 32,705,126 shares, or 33.4% of the outstanding shares as of June 22, 2007. Although each of Messrs. Ma and Movaseghi is a 10% owner of Living Data, he does not share voting or dispositive power over the Living Data Shares and, accordingly, is not deemed to be the beneficial owner thereof. Although Mr. Movaseghi is an officer of Kerns, he does not share voting or dispositive power over the Kerns Shares and, accordingly, is not deemed to be the beneficial owner thereof.

(c) The only transactions by any of the Reporting Persons in the Common Stock during the past 60 days were (i) the acquisition of the Kerns Shares and the Warrant by Kerns on June 21, 2007 for $1,500,000 which was based on a purchase price of $0.07 per share; (ii) the acquisition of the Living Data Shares by Living Data on June 21, 2007 in consideration of the Issuer entering into the Distribution Agreement and the Supplier Agreement with Living Data; and(iii) the acquisition by Messrs. Simon Srybnik, Ma and Movaseghi of the Options described in the Reporting Persons’ response to Item 3 to this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit F	Copy of the 2004 Stock Plan is incorporated herein by reference to the Issuer’s definitive proxy material filed on September 27, 2004.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2007

KERNS MANUFACTURING CORP.

By:	/s/ Simon Srybnik
Name: Simon Srybnik
Title: Chairman of the Board

LIVING DATA TECHNOLOGY CORPORATION

By:	/s/ Simon Srybnik
Name: Simon Srybnik
Title: President

/s/ Simon Srybnik
Simon Srybnik

/s/ Louis Srybnik
Louis Srybnik

/s/ Jun Ma
Jun Ma

/s/ Behnam Movaseghi
Behnam Movaseghi